SUB-ADVISORY AGREEMENT
SCHEDULE A

SERIES OF NEUBERGER BERMAN ALTERNATIVE FUNDS

        The Series of Neuberger Berman Alternative Funds currently subject to this Agreement are as follows:

Neuberger Berman Long Short Fund
Neuberger Berman Flexible Select Fund
Neuberger Berman Global Long Short Fund

Date: April 23, 2014